UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NATIONAL WESTERN LIFE GROUP, INC.
(Name of Issuer)

Class A Common Stock ($0.01 par value)
(Title of Class of Securities)

638517102
(CUSIP Number)

Wayne H. Madsen, Executive Vice President
Moody National Bank
2302 Postoffice St.
Galveston, Texas 77550
(409) 632-5234
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No.  638517102

1.	Names of Reporting Persons:
Robert L. Moody, Sr.

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Source of Funds (See instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
U.S.A.

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1,157,897
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,157,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,157,897

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11):
33.7%

14.	Type of Reporting Person (See Instructions):
        IN

CUSIP No.  638517102

1.	Names of Reporting Persons:
The Robert L. Moody Revocable Trust

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Source of Funds (See instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
                      Texas

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1,157,896
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,157,896

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,157,896

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11):
33.7%

14.	Type of Reporting Person (See Instructions):
       OO

CUSIP No.  638517102

1.	Names of Reporting Persons:
Moody National Bank

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Source of Funds (See instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
                      U.S.A. (Reporting person is a nationally chartered banking association.)

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1,157,897
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,157,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
        0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.	Percent of Class Represented by Amount in Row (11):
0%

14.	Type of Reporting Person (See Instructions):
       BK

CUSIP No.  638517102

1.	Names of Reporting Persons:
Moody Bancshares, Inc.

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Source of Funds (See instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
                      Texas

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1,157,897
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,157,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
        0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.	Percent of Class Represented by Amount in Row (11):
0%

14.	Type of Reporting Person (See Instructions):
         CO

CUSIP No.  638517102

1.	Names of Reporting Persons:
Moody Bank Holding Company

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Source of Funds (See instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
                      Nevada

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1,157,897
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,157,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
        0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.	Percent of Class Represented by Amount in Row (11):
0%

14.	Type of Reporting Person (See Instructions):
         CO

CUSIP No.  638517102

1.	Names of Reporting Persons:
Three R Trusts

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Source of Funds (See instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
                      Texas

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1,160,397
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,160,397

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.	Percent of Class Represented by Amount in Row (11):
Less than 1%

14.	Type of Reporting Person (See Instructions):
         OO

CUSIP No.  638517102

1.	Names of Reporting Persons:
Irwin M. Herz, Jr.

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Source of Funds (See instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
U.S.A.

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 2,000
8. Shared Voting Power: 1,160,397
9. Sole Dispositive Power: 2,000
10. Shared Dispositive Power: 1,160,397

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.	Percent of Class Represented by Amount in Row (11):
Less than 1%

14.	Type of Reporting Person (See Instructions):
         IN

Explanatory Note:
This Amendment No. 1 amends the Schedule 13D relating to the Class A Common Stock of National Western Life Group, Inc. (“Issuer”) originally filed with the Securities and Exchange Commission on June 15, 2016 by Robert L. Moody, Sr., Moody National Bank, Moody Bancshares, Inc., Moody Bank Holding Company, Three R Trusts, and Irwin M. Herz, Jr. (the “Initial Statement”). On September 11, 2019, pursuant to a statutory durable power of attorney previously executed by Robert L. Moody, Sr., which power of attorney was attached to the Initial Statement (the “Power of Attorney”), Moody National Bank transferred certain shares of the Common Stock of the Issuer beneficially owned by Robert L. Moody, Sr. to The Robert L. Moody Revocable Trust, of which Moody National Bank is trustee.  The Robert L. Moody Revocable Trust joins in the filing of this Amendment No. 1.  The filing of this Amendment No. 1 does not constitute an admission that the changes reported herein are material or that this Amendment No. 1 is required to be filed.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Statement.

Item 1.  Security and Issuer
The Initial Statement is hereby amended to reflect that the current address of Issuer’s principal executive offices is 10801 N. Mopac Expy Bldg 3, Austin, Texas 78759.

Item 2.  Identity and Background

(a)	The Initial Statement is hereby supplemented by the addition of The Robert L. Moody Revocable Trust, a Texas trust, as a Reporting Person.

(b)	The Initial Statement is hereby supplemented with the address of the principal business office of The Robert L. Moody Revocable Trust:
c/o Moody National Bank, Trustee
2302 Postoffice
Galveston, Texas  77550

(c)	The Initial Statement is hereby supplemented with the addition of the following:
The Robert L. Moody Revocable Trust is a revocable trust settled by Robert L. Moody, Sr. through Moody National Bank as his attorney-in-fact pursuant to the Power of Attorney.

(d)	None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
The Initial Statement is hereby supplemented as follows:

This Amendment No. 1 to the Initial Statement is not filed as a result of any purchase of securities of Issuer.  Rather, on September 11, 2019, Moody National Bank, pursuant to the Power of Attorney, transferred 1,157,896 shares of the Class A Common Stock of Issuer beneficially owned by Robert L. Moody, Sr. to The Robert L. Moody Revocable Trust, of which Moody National Bank is trustee.  Moody National Bank, pursuant to the Power of Attorney, has also transferred 198,074 shares of the Class B Common Stock of Issuer owned by Robert L. Moody, Sr., representing 99.04% of such class, to The Robert L. Moody Revocable Trust.

Item 4.  Purpose of Transaction
The response to Item 3 above is incorporated herein by reference.  The Reporting Persons do not have any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

(a)	The Initial Statement is hereby amended and restated as follows:

Robert L. Moody, Sr. beneficially owns 1,157,897 shares of Issuer’s Class A Common Stock, representing 33.7% of such class.  Such total includes 1,157,896 shares of Issuer’s Class A Common Stock owned by The Robert L. Moody Revocable Trust and one share owned by Mr. Moody’s wife, Ann M. Moody.

The Robert L. Moody Revocable Trust beneficially owns 1,157,896 shares of Issuer’s Class A Common Stock, representing 33.7% of such class.

As attorney-in-fact for Robert L. Moody, Sr. pursuant to the Power of Attorney, Moody National Bank may have beneficial ownership of the 1,157,897 Class A shares beneficially owned by Robert L. Moody, Sr., which includes the 1,157,896 Class A shares beneficially owned by the Robert L. Moody Revocable Trust, of which Moody National Bank is trustee.  Moody National Bank disclaims beneficial ownership of all of such shares pursuant to Rule 13d-4.

Moody Bank Holding Company owns a controlling interest in Moody National Bank and, therefore, may have beneficial ownership of the 1,157,897 Class A shares that may be beneficially owned by Moody National Bank.  Moody Bank Holding Company disclaims beneficial ownership of all of such shares pursuant to Rule 13d-4.

Moody Bancshares, Inc. owns all of the outstanding capital stock of Moody Bank Holding Company and, therefore, may have beneficial ownership of the 1,157,897 Class A shares that may be beneficially owned by Moody National Bank.  Moody Bancshares, Inc. disclaims beneficial ownership of all of such shares pursuant to Rule 13d-4.

The Three R Trusts own a controlling interest in Moody Bancshares, Inc. and may have beneficial ownership of the 1,157,897 Class A shares that may be beneficially owned by Moody National Bank.  In addition, the Three R Trusts separately beneficially own an additional 2,500 Class A shares, representing less than 1% of such class.  The Three R Trusts disclaim beneficial ownership of the 1,157,897 shares that may be beneficially owned by Moody National Bank pursuant to Rule 13d-4.

Irwin M. Herz, Jr. owns 2,000 Class A shares directly, representing less than 1% of such class.  In addition, Mr. Herz is the sole trustee of the Three R Trusts and may beneficially own the 1,157,897 Class A shares that may be beneficially owned by Moody National Bank and the 2,500 Class A shares beneficially owned by the Three R Trusts.  Mr. Herz disclaims beneficial ownership of the 1,157,897 shares that may be beneficially owned by Moody National Bank and the 2,500 shares beneficially owned by the Three R Trusts pursuant to Rule 13d-4.

(b)	The Initial Statement is hereby amended and restated as follows:

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Irwin M. Herz, Jr. has the sole power to vote or direct the vote of 2,000 shares of Issuer’s Class A Common Stock.

(ii)	Shared power to vote or to direct the vote:

Robert L. Moody, Sr., Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to vote or direct the vote of 1,157,897 shares of Issuer’s Class A Common Stock.

Robert L. Moody, Sr., The Robert L. Moody Revocable Trust, Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to vote or direct the vote of 1,157,896 shares of Issuer’s Class A Common Stock, which shares are included within the 1,157,897 shares over which Robert L. Moody, Sr., Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to vote or direct the vote.

The Three R Trusts and Irwin M. Herz, Jr. have shared power to vote or direct the vote of 1,160,397 shares of Issuer’s Class A Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:

Irwin M. Herz, Jr. has the sole power to dispose or direct the disposition of 2,000 shares of Issuer’s Class A Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

Robert L. Moody, Sr., Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to dispose or direct the disposition of 1,157,897 shares of Issuer’s Class A Common Stock.

Robert L. Moody, Sr., The Robert L. Moody Revocable Trust, Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to dispose or direct the disposition of 1,157,896 shares of Issuer’s Class A Common Stock, which shares are included within the 1,157,897 shares over which Robert L. Moody, Sr., Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to dispose or direct the disposition thereof.

The Three R Trusts and Irwin M. Herz, Jr. have shared power to dispose or direct the disposition of 1,160,397 shares of Issuer’s Class A Common Stock.

(c)	The Initial Statement is hereby supplemented as follows:
On September 11, 2019, Moody National Bank, pursuant to the Power of Attorney, transferred 1,157,896 shares of the Class A Common Stock of the Issuer beneficially owned by Robert L. Moody, Sr. to The Robert L. Moody Revocable Trust, of which Moody National Bank is trustee.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
The responses to Item 3 and Item 5(a) above are incorporated herein by reference.

Item 7.  Material to be filed as Exhibits
The Initial Statement is hereby supplemented as follows:
Attached hereto is a Joint Filing Agreement dated September 30, 2019 by and among Robert L. Moody, Sr., The Robert L. Moody Revocable Trust, Moody National Bank, Moody Bancshares, Inc., Moody Bank Holding Company, Three R Trusts, and Irwin M. Herz, Jr.

[The remainder of this page is intentionally left blank.  The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2019

Robert L. Moody, Sr.

By: Moody National Bank as Attorney-in-Fact

By:  /s/ Wayne H. Madsen
Wayne H. Madsen, Executive Vice President

The Robert L. Moody Revocable Trust

By: Moody National Bank, Trustee

By: /s/ Wayne H. Madsen
Wayne H. Madsen, Executive Vice President

Moody National Bank
By:  /s/ Wayne H. Madsen
Wayne H. Madsen, Executive Vice President

Moody Bancshares, Inc.
 /s/ Victor R. Pierson
Victor R. Pierson, President

Moody Bank Holding Company
By: /s/ Victor R. Pierson
Victor R. Pierson, President

Three R Trusts

By: /s/ Irwin M. Herz, Jr.
Irwin M. Herz, Jr., Trustee

Irwin M. Herz, Jr.

/s/ Irwin M. Herz, Jr.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Amendment No. 1 to the statement on Schedule 13D with respect to the Class A Common Stock of National Western Life Group, Inc. dated as of September 30, 2019 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: September 30, 2019

Robert L. Moody, Sr.

By: Moody National Bank as Attorney-in-Fact

By:  /s/ Wayne H. Madsen
Wayne H. Madsen, Executive Vice President

The Robert L. Moody Revocable Trust

By: Moody National Bank, Trustee

By: /s/ Wayne H. Madsen
Wayne H. Madsen, Executive Vice President

Moody National Bank

By:  /s/ Wayne H. Madsen
Wayne H. Madsen, Executive Vice President

Moody Bancshares, Inc.

 /s/ Victor R. Pierson
Victor R. Pierson, President

Moody Bank Holding Company

By: /s/ Victor R. Pierson
Victor R. Pierson, President

Three R Trusts

By: /s/ Irwin M. Herz, Jr.
Irwin M. Herz, Jr., Trustee

Irwin M. Herz, Jr.

/s/ Irwin M. Herz, Jr.